Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington D.C 20549

02034550

SUPPL

31st May 2002
Ref: IR/ L0135.-

02 JUN -4 AM 11:49

Vcdafone - Panafon Hellenic Telecommunications Company S.A
Rule 12g3-2(b) File No. 82-4969

Dear Sir / Madam,

The enclosed information is being furnished to the Securities and Exchange Commission («the SEC») on behalf of Vodafone - Panafon Hellenic Telecommunications Company S.A («the Company») pursuant to the exemption from the Securities Exchange Act of 1934 («the Act») afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be «filed» with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter not the furnishing of such information and documents shall constitute an admission for any purspose that the company is subject to the ACT.

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Sincerely yours,

Dimitris Tsorbatzoglou
Head of Investor Relations

dlw 6/4

Enclosures:

- Vodafone - Panafon year – end results press release
- Financial statements according to IAS
- Financial statements according to GGAAP (Greek Generally Accepted Accounting Principles) as they were submitted to the Athens Stock Exchange

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY S.A.
44 Kifisias Av., 151 25 Maroussi, Greece
Tel.: (+30) 10 61 60 000, Fax: (+30) 10 61 60 001
www.vodafone.gr

PRESS RELEASE

23 May 2002

Double digit Revenues growth of 17.2%
ARPU stabilizing
EBITDA growth of 10.2%
43.2% EBITDA margin

(Audited financial results for the year ended 31st March 2002 – IAS)

Vodafone-Panafon announces full year results for the 12 months ended 31st March 2002 prepared according to International Accounting Standards (IAS).

Revenue for the period under review increased by 17.2%, a much higher rate than for the last fiscal year, reaching € 990 million compared to € 844.9 million of the previous year.

Airtime revenue increased by 15.2% and represented 80.1% of total revenue. Outgoing airtime revenue increased by 23.3%, despite tariff cuts in contract customers by 22%. Driver of this growth was increased usage especially in outgoing minutes – both in prepay and contract - demonstrating the quality customer base and the robust commercial strategy that the company has in place. Total roaming revenue increased 16.7%.

Data revenue increased by 59.5% compared to the year ended March 2001, proving the great appeal of SMS stimulated by Vodafone's data services offering, representing 13.1% of service revenues.

Monthly Access revenue reached € 97.4 million from € 98.8 million marginally down by 1.4%, despite the tariff cuts of up to 22% that were implemented last summer. This achievement is attributed to the success of the promotion of bundled tariffs. This reflects our success in maintaining a healthy and profitable customer base through strong and well-targeted customer acquisition and retention programs.

Merchandise sales increased by 108.2% (21% of merchandise sales represent multimedia sales) reflecting additional handsets, accessories and multimedia sales brought in by the UNIFON merger.

Cost of sales increased by 15% year on year, 2.2 percentage points lower than revenue growth achieved by tight control on commercial costs. (Total subscriber acquisition and retention costs were 11% lower than last year).

The gross profit margin for the year was 56.3% compared to 55.5% for last year, demonstrating the success of the company's efforts in restructuring its commercial cost by merging with its service providers.

EBITDA (earnings before interest, tax, depreciation and amortization) increased by 10.2% to € 427.5 million, compared to € 387.9 for the year to 31st March 2001.

The EBITDA margin was sustained at high levels at 43.2%. This margin was achieved despite the dilution by 2.7 percentage points due to the UNIFON merger and the introduction of mobile to mobile termination charges.

Selling, General & Administrative expenses totaled € 260.6 million and represent 26.3% of revenues reflecting the effect of the UNIFON merger and the associated goodwill amortization. Economies of scale derived from the merger are expected to deliver improvements in this area.

Depreciation and Amortization increased to € 130.6 million versus € 88.6 million for the previous year, due primarily to amortization of the additional 2G licenses recently awarded, the goodwill associated with the merger with UNIFON and other accumulated investments.

Income before taxes reached € 273.4 million versus € 279.3million, a reduction of 2.1%, which reflects not only higher depreciation and amortization costs but also the start up losses in Vizzavi Hellas and Vodafone Albania.

Net Income reached € 169.3 million a 3.4% reduction compared to the previous period which also reflects the higher tax rate due to one-off tax provisions of € 5.9 million in the first half of the period under review. Net income before goodwill, tax provisions and start-up costs increased by 4% to € 187.9 million from € 180.7 million.

Gross blended ARPU (monthly average revenue per registered user) for the year ended 31st March 2002 reached € 28.4 compared to € 34.1 for the year ended March 2001. In the last 2 quarters ARPU increased showing strong evidence of stabilization and reflecting higher usage patterns and improving quality of the customer base.

Data ARPU contributed 12.8% to gross ARPU from 8.7% in the previous year, increasing to € 3.65 from € 2.96 for the year ended 31st March 2001. Average SMS per customer per month for the period under review was 40.

Blended AMOU (average minutes of use) reached 77 minutes compared with 80 minutes for the previous year, due to the increased number of prepay customers in the total customer base. Total minutes of use increased 25% compared to last year, at 2.5 billion minutes while outgoing traffic increased 38% compared to last year. Contract AMOU for the last quarter of the fiscal year was 185, 30% increase compared with last quarter of previous fiscal year.

Total Subscriber Acquisition Costs reduced and represents 7% of total revenues compared to 10.1% for the year ended 31st March 2001, following the company's strategy to keep these costs low, while attracting quality customers that pay a higher monthly access fee and have a shorter pay back period.

Capex for the period totaled € 206.6 million compared to € 237.1 million decreasing by 12.9%. Out of this € 182.7 million were invoiced while the rest € 23.9 million committed.

Net Operating Cash Flow reached € 281.9 million reflecting the company's ability to fully finance its on going investment needs. Strong cash flow as well as cash acquired from the merger with UNIFON helped in financing extra 2G and 3G licenses while keeping borrowing at low levels. As a result of all these, net debt to equity ratio improved to 0.57x from 0.60x in the end of the period March 2001.

Net Cash Flow Available (operating cash flow less usual Capex and dividends) was € 38.9 million demonstrating company's ability to fully fund its ongoing investment needs.

Total customer base reached 2,965,804 customers, a 26.7% increase compared to March 2001. *Contract customers for the year increased* 10.7% *compared to the previous year, totaling* 820,427. The Prepay customer base increased by 34.2% compared to the previous year totaling 2,145,377 customers and representing 72.3% of the total customer base.
Annual blended **churn** reduced by 5.2 percentage points to 17.5% from 22.7% showing the rewards of our commercial strategy and the launch of the Vodafone shops.

Vodafone-Panafon also reports that 76% of its total customer base was active as at 31st March 2002, with only 9.5% of the contract base and 29% of the prepaid base being inactive. Inactivity shows strong stabilization trends for the last two quarters.
Based on these reporting standards **active customer base gross ARPU** was € 35.6 for the year, compared to € 28.4 of the registered customer base.

Albania - Within 8 months of starting operations, Albania delivered total revenues of € 25.8 million and EBITDA of € 0.15 million.

The customer base in Albania reached 169,482 customers at the end of March (the majority being prepay) representing 35.9% of the market share. In the last quarter Albania added 50,915 new customers representing 60% of the market new connections for the quarter. ARPU for the period reached € 28 with average minutes of use (AMOU) reached 92 minutes.

Coverage in Albania has reached 65% and we estimate population coverage of 90% by the end of March 2003. Network Capex to March 31st 2002, excluding licenses was € 60.4 million.

Vodafone-Panafon's CEO, Mr. George Koronias, commenting the annual financial results of the company during a press conference, stated:

Vodafone-Panafon's CEO, Mr. George Koronias, commenting on the annual financial results of the company during a press conference held today, stated:

"The financial results of Vodafone-Panafon constitute definitive evidence of the sustainable development of the company, representing a healthy evolution based on the financial stability that will drive our long-term potential. The improvement of the basic financial figures of the company further enforces its outstanding position within the telecommunications industry, adding value to its shareholders and verifying the trust shown to it by its customers.

"The improvement in our commercial network has been carried out through the development of our Vodafone Shops. This has been further enhanced by the merger of our major service providers, the provision of quality-oriented services to our customers, along with innovative, value-added services. All these elements have proved to be the decisive factors for the very positive profile we are presenting today.

"Taking into consideration the success the company has achieved so far, it is clear that our main objective for the current financial year is to increase mobile phone usage, which will contribute to the well being of our customers and will assist individuals, businesses and communities in being more connected in a mobile world."

Summary of Financial Results

	12 months to 31-3-02 Audited € m	12 months to 31-3-01 Audited € m	% change
Revenues	990.0	844.9	+17,2%
EBITDA	427.5	387.9	+10.2%
EBITDA margin	***43.2%***	***45.9%***	-2.7p.p
Operating Profit (EBIT)	296.9	299.3	-0.8%
Income before income taxes	273.4	279.3	-2.1%
Net income	169.3	175.3	-3.4%
Net income pre goodwill, tax and start up costs	187.9	180.7	+4.0%
Earnings per share (€)	0.32	0.34	-7.2%
Weighted average number of shares	533,129,201	512,500,000	
Customers at 31st March (m)	2.966	2.340	26.7%

-Ends--

For Further Information, Contact:

Dimitris Tsorbatzoglou Head of Investor Relations Tel: +3010 6160019
ir@Vodafone.gr, *website* www.Vodafone.gr

Lulu Bridges or Justin Griffiths,
Tavistock Communications, *Tel: +(44) 20 7600 2288*

Nicolas Bornozis,
Capital Link, Tel: + (212) 661 7566

Notes to Editors:

1. Vodafone-Panafon S.A shares are quoted on the Athens Stock Exchange and its GDSs are quoted on the London Stock Exchange. The shares and GDS's began trading on Monday 7 December 1998 in ASE and LSE respectively. Despite the company adopting the Vodafone brand name on 21 January 2002, the company's shares remain listed under the company's distinctive title Vodafone-Panafon.

2. Vodafone-Panafon S.A has 543,314,000 shares in issue (after the completion of the merger with NextNet SA on February 18th 2002).

3. Vodafone-Panafon S.A is a shareholder in:

Panafon Services	100.00 per cent(is in the process of merger with Vodafone-Panafon S.A)
Mobitel	35.01 per cent
Ideal Telecom	51.00 per cent
Panafon International Holdings	100.00 per cent
BE- Business Exchanges	30.00 per cent
Vodafone Bulgaria	20.00 per cent
I.N.A	10.555 per cent
CBS	24.00 per cent
Vizzavi Hellas	20.00 per cent
ACOM	20.00 per cent
E-Unifon	50.00 per cent
E-Motion Albania	51.00 per cent
E-Motion Cyprus	100.00 per cent
E-Kinitron	2.00 per cent (49% through E-motion Cyprus)
Mergers	
Panafon Multimedia	100.00 per cent (merger completed January 2002)
Next Net	20.10 per cent (the merger completed February 2002)
Tetoma Com	100.00 per cent (merger completed January 2002

4. Vodafone-Panafon S.A was awarded a license to operate a GSM network in Greece for a period of 20 years in August 1992. The network commenced operations on 1 July 1993.

5. Vodafone-Panafon S.A shareholding structure is as follows:

Vodafone Group Plc	51.88 per cent (includes 9.43% of its 100% subsidiary: Data Holdings)
France Telecom	10.85 per cent (includes 8.02% exchangeable bond exchanged to Panafon shares)
Intracom S.A	9.43 per cent (after the completion of the merger Intracom – Intrasoft)
Free float	27.84 per cent

Vodafone-Panafon S.A listings:

Shares: Athens SE, Reuters PANr.AT. Bloomberg PANF GA. Nominal value GRD 100. ISIN GRS 307 333 005. SEDOL 556 0349.

GDRs: LSE . Reuters PANq.L. Bloomberg PFH GR, PFHD LI. ISIN US 6981 132 060. SEDOL 556 0361.
Rule 144A: Bloomberg Nasdaq 2250Q US. ISIN US 6981 131 070. SEDOL 230 2629

Indices: ASE General Index composite (ASE), ASE Telecom Index (ASEDTL), FTSE/ASE 20 INDEX (FTASE), DJ EUROPE ST TEL (SXKP), BE500 Bloomberg Europe, DJ EUROPE STOXX (SXXP), DJ EUROPE ST TEL (SXKE), DJ EURO STOXX P (SXXE), DJ STOXX 600 TEL (SXKP), BE500 TELECOM SECTOR (BETELES), MSCI

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR ENDED 31 MARCH 2002 AND FOR THE YEAR ENDED 31 MARCH 2001

According to International Accounting Standards

(In thousands of €)

	Year ended 31 March 2002	Year ended 31 March 2001
Revenues	990.046	844.913
Cost of sales	(432.536)	(376.193)
Gross profit	557.510	468.720
Selling, general and administrative expenses	(260.597)	(169.407)
Operating Income	**296.913**	**299.313**
Interest Income/(Expense)		
Interest income	440	337
Interest expense	(18.013)	(17.599)
Net Interest Expense	(17.573)	(17.262)
Equity in earnings of associated companies	(5.907)	(2.771)
Income before income tax expense	273.434	279.280
Income tax expense	(104.123)	(103.967)
Net Income	169.311	175.313
Weighted average common shares outstanding	533.129.201	512.500.000
EPS - *In Eurocents*	31,76	34,21

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF 31 MARCH 2002 AND 31 MARCH 2001

According to International Accounting Standards

(In thousands of €)

ASSETS

	March 31, 2002	March 31, 2001
NON-CURRENT ASSETS		
NETWORK INFRASTRUCTURE,NET	667.738	601.817
CELLULAR LICENSE, NET	342.398	61.162
FIXED AND OTHER ASSETS, NET	94.132	60.176
GOODWILL	165.290	29.479
TRADEMARK	6.705	7.982
INVESTMENTS IN ASSOCIATES	25.390	24.274
INVESTMENTS	6.705	5.165
DEFERRED INCOME TAXES	256	0
TOTAL NON-CURRENT ASSETS	1.308.614	790.055
CURRENT ASSETS		
INVENTORIES	13.190	5.032
OTHER CURRENT ASSETS	36.720	9.866
AMOUNTS DUE FROM RELATED COMPANIES	14.018	10.843
ACCOUNTS RECEIVABLE, NET	183.198	115.319
MARKETABLE SECURITIES	1.178	0
CASH & CASH EQUIVALENTS	7.305	2.241
TOTAL CURRENT ASSETS	255.609	143.301
TOTAL ASSETS	**1.564.223**	**933.356**

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF 31 MARCH 2002 AND 31 MARCH 2001

According to International Accounting Standards

(In thousands of €)

LIABILITIES & SHAREHOLDERS' EQUITY

	March 31, 2002	March 31, 2001
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	179.294	150.404
RESERVES	32.181	23.288
GAIN ON DEEMED DISPOSITION	13.374	13.374
SHARE PREMIUM	179.382	
RETAINED EARNINGS	383.284	227.544
TOTAL SHAREHOLDERS' EQUITY	787.515	414.609
LONG TERM LIABILITIES		
LONG TERM PAYABLE	55.261	0
DEFERRED TAX LIABILITY	12.278	8.409
STAFF TERMINATION INDEMNITY	3.986	2.735
TOTAL LONG TERM LIABILITIES	71.525	11.144
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	101.795	103.928
SHORT-TERM BORROWINGS FROM RELATED COMPANIES	447.435	247.982
SHORT-TERM BORROWINGS	6.836	3.610
AMOUNTS DUE TO RELATED COMPANIES	17.214	1.338
TAXES OTHER THAN INCOME	20.703	5.053
INCOME TAXES PAYABLE	53.397	40.726
DIVIDENDS PAYABLE	721	60.560
OTHER CURRENT LIABILITIES	36.124	19.522
DEFERRED REVENUE	20.959	24.883
TOTAL CURRENT LIABILITIES	705.184	507.603
TOTAL LIABILITIES	776.708	518.746
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1.564.223**	**933.356**

VODAFONE-PANAFON HELLENIC TELECOMMUNICATIONS COMPANY SA AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED 31 MARCH 2002

According to International Accounting Standards

(In thousands of €)	Year ended 31 March 2002
Cash flows from operating activities:	
Income before income tax	273.434
Adjustments to reconcile to net cash provided by operating activities	156.158
Total changes in operating assets and liabilities	(147.646)
Net cash provided by operating activities	281.946
Cash flows from investing activities:	
Capital expenditures	(181.731)
Investments	(38.560)
Licences	(238.483)
Cash acquired through acquisitions	22.729
Proceeds from sales of fixed assets	3.121
Proceeds from sales of marketable securities	12.278
Dividends received	57
Net cash utilised in investing activities	(420.590)
Cash flows from financing activities:	
Proceeds/(repayments) from short-term borrowings	202.679
Proceeds/(repayments) from long-term debt	2.348
Dividends paid	(61.317)
Net cash provided by financing activities	143.709
Net increase in cash and cash equivalents	5.064
Cash and cash equivalents at beginning of year	2.241
Cash and cash equivalents at end of year	7.305

VODAFONE - PANAFON TELECOMMUNICATIONS S.A
BALANCE SHEET AS OF 31st MARCH 2002 - CURRENCY EURO

ASSETS	Values as of 31/3/02 EURO Aquis.value	Acc.Depr.	Net value	Values as of 31/3/01 EURO Aquis.value	Acc.Depr.	Net value
B. INSTALLATION EXPENSES						
1. Start up expenses	6.525.787	4.632.834	1.892.952	3.959.545	2.184.536	1.775.009
4. Other	11.779.009	5.456.140	6.322.868	7.430.823	4.737.838	2.692.985
	18.304.795	10.088.975	8.215.821	11.390.368	6.922.374	4.467.993
C. FIXED ASSETS						
I Intangible assets						
1 Development expenses	58.870	30.591	28.279	58.870	18.817	40.053
2. Rights on industrial property	411.569.743	60.011.790	351.557.953	109.755.366	40.611.161	69.144.204
3 Goodwill	21.574.619	2.127.378	19.447.240	3.951.986	790.397	3.161.589
5. Other	67.056.476	26.319.728	40.736.748	46.829.397	15.837.560	30.991.836
	500.259.708	88.489.488	411.770.220	160.595.618	57.257.936	103.337.682
II Tangible assets						
1. Property	1.206.327	0	1.206.327	511.052	0	511.052
3. Building and technical works	188.672.117	84.306.431	104.365.686	164.575.381	70.775.235	93.800.146
4. Machinery-Technical Installation	665.541.812	227.617.967	437.923.844	576.584.815	159.370.831	417.213.983
5. Transportation means	2.013.570	1.508.953	504.617	1.727.712	1.153.241	574.471
6. Furniture and fixtures	100.966.214	53.725.131	47.241.083	83.534.231	35.071.137	48.463.094
7. Down payments for Fixed Assets	16.830.058	0	16.830.058	12.284.122	0	12.284.122
	975.230.097	367.158.482	608.071.615	839.217.314	266.370.445	572.846.869
Sub total	1.475.489.805	455.647.970	1.019.841.835	999.812.932	323.628.381	676.184.551
III Participation & other long term financial claims						
1a Investments to associates	42.961.370			36.456.485		
1a Investments to third companies	1.669.923			1.669.923		
Accrual for devaluation		44.631.293			38.126.408	
7. Other long term claims (deposits)		2.495.019	47.126.312		2.287.555	40.413.963
Total fixed assets			1.066.968.147			716.598.514
D. CURRENT ASSETS						
I Stocks						
1. Merchandise		13.106.540			15.444.659	
4 Packing materials		122.505				
5. Down payments to suppliers for stocks		87.974	13.317.020		115.608	15.560.267
II Receivables						
1. Customers			115.659.776			71.153.022
2. Promissory notes						
- Portfolio		137.037			39.095	
- At the bank for collection		0	137.037		16.248	55.342
3. Delayed promissory notes			191.750			133.983
3a. Post dated cheques			28.061.818			10.381.390
3b. Delayed cheques			1.482.594			1.250.630
5 Shirt term receivables from related companies			397.883			444.491
10. Bad debts		36.690.766			23.557.989	
less: Accruals for bad debts		24.633.707	12.057.060		18.284.117	5.273.873
11. Various debtors			79.888.316			69.806.270
12. Various advances			369.373			1.154.845
			238.245.608			159.653.844
III Securities						
1 Shares		8.004.172			6.016.174	
3. *Various securities*		*0*			*12.238.351*	
Accrual for devaluation		587.771	7.416.401		471.841	17.782.684
IV Cash and Banks						
1. Cash		489.128			453.892	
3. Bank deposits		5.964.548	6.453.676		15.441.851	15.895.743
Total current assets			265.432.705			208.892.539
E. ASSETS TEMPORARY ACCOUNTS						
1. Prepaid expenses		5.910.074			6.094.490	
2. Accrued revenue		37.208.140			69.502.614	
3. Other		12.816.345	55.934.559		705.238	76.302.342
TOTAL ASSETS	(B+C+D+E)		1.396.551.232			1.006.261.388
MEMO ACCOUNTS						
2. Letter of guarantees			30.332.406			8.496.867
4. Other			62.837.345			83.040.750
			93.169.751			91.537.617

I Capital		
1. Paid in capital	179.293.620	150.403.522
(543.314.000 shares of 0,33 Euro)		
II Premium at share capital	65.976.522	55.435.803
III Investment's grants		
Fixed assets revaluation	25.109	25.109
Capital expenditures	13.665	46.467
	38.774	71.577
IV Reserves		
1 Legal reserve	40.302.791	31.777.687
3 Special reserves	0	405.550
4 Other reserves	436.539	435.763
5 Non taxable reserves	6.987.968	5.187.847
	47.727.298	37.806.848
V. Profit and loss account		
Prior years profits	(690.083)	2.167.212
Balance of year end Profits brought forward	281.551.206	193.299.668
	280.861.122	195.466.880
VI Reserves to be capitalized	0	22.805.478
Own capital total	573.897.336	461.990.108
B ACCRUALS FOR RISKS AND EXPENSES		
1 Employees indemnities	3.083.524	2.740.435
2. Other	1.921.752	1.493.258
	5.005.276	4.233.694
C. LIABILITIES		
I. Long term liabilities		
4 Long term liabilities to related companies	422.000.000	0
8 Other long term liabilities	52.912.860	0
	474.912.860	0
II Short term liabilities		
1. Suppliers	120.085.010	114.200.022
2a Post dated cheques	637.988	2.467.076
3 Short term bank loans	2.100.000	1.995.598
4. Customer's advances	3.329.467	1.039.214
5. Taxes and withhold taxes	115.745.845	93.279.168
6. Insurance organizations	968.123	1.064.709
8 Due to related companies	2.640.578	230.438.795
10 Dividends payable	60.759.118	61.564.467
11. Other creditors	4.450.347	2.892.282
	310.716.478	*508.941.331*
Total liabilities (CI+CII)	785.629.338	508.941.331
D. LIABILITY TEMPORARY ACCOUNTS		
1. Accrued revenue	2.414.873	1.151.555
2. Accrued expenses	29.582.854	29.801.780
3. Other	21.555	142.920
	32.019.282	31.096.256
***TOTAL LIABILITIES** (A+B+C+D)*	1.396.551.232	1.006.261.388
MEMO ACCOUNTS		
2. Letter of guarantees	30.332.406	8.496.867
4. Other	62.837.345	83.040.750
	93.169.751	91.537.617

NOTES 1. Due to the merger with the absorption of NEXTNET SA, PANAFON MULTIMEDIA and TETOMA SA, the Balance Sheet and Profit and Loss Accounts for the Financial year 1/4/2001-31/3/2002, includes the financial statements of the above companies. This prohibits the comparison between this financial year and the previous one. In detail, the current financial year's P+L statement, include the results of the three companies for the period 1/7/01-31/3/02, since transformation date of the Balance Sheet was set for 30/6/2001. More details for the above merger with absorption included to the appendage. 2. Pending the hearing of the suit Vodafone - Panafon SA against Germanos SA and Stet SA, as well as the suit of Germanos against Vodafone - Panafon. More details are included to the appendage 3. The company evaluated its investments according to the tax element code, to the acquisition cost of Euro 52.047.694. The current value of those investments amounts to Euro 29.407.967. 4. The share capital of the company has been increased by Euro 28.890.098. More details are included in the appendage. 5. Analysis of turn over according to specific codes : 642.0 Telecommunications Euro 922.836.242, 525.1 Retail sales of H/W and other equipment Euro 53.925.536, 526.3 Other sales Euro 277.369, Total Euro 977.039.147.

PROFIT AND LOSS ACCOUNT AS OF 31st MARCH 2002 (1/4/01 - 31/3/02)

	Values 1/4/01 -31/3/02 EURO		Values 1/4/00-31/3/01 EURO	
I Operating results				
Turn over		977.039.147		836.455.980
less: Cost of sales		*479.743.209*		*345.207.779*
Gross margin		497.295.938		491.248.201
plus: Other operating revenue		26.322.417		3.392.597
Total		523.618.355		494.640.798
less: 1. Administrative expenses	75.209.875		63.459.337	
3. Selling expenses	183.448.054	258.657.929	169.171.328	232.630.666
Sub total		264.960.426		262.010.132
plus: 1. Revenue from associated companies	61.760		1.094.825	
2.Revenue from repos & commercial papers	177.749		331.366	
3. Profit for investment disposals	*155*		*0*	
4. Interest income and related revenues	315.152	554.817	265.928	1.692.120
less: 1. Participation valuation differences	130.174		147.407	
2. Losses from investments	505.182		8.409	
3. Interest expenses	16.358.613	16.993.969	17.445.141	17.600.957
Operating results		248.521.274		246.101.295
II Plus Non Operating results				
1. Non operating revenues	990.713		2.572.602	
2. Non operating profit	1.398.697		767.079	
3. Prior year's revenue	9.585.448		6.647.052	
4. Revenue related to prior year accruals	1.093.860	13.068.717	4.819.767	14.806.500
less: 1. Non operating expenses	1.742.688		2.200.685	
2. Non operating losses	2.553.439		1.206.062	
3. Prior year's expenses	208.852		229.544	
4 Provision for extraordinery risks	1.158.038	5.663.017	0	3.636.291
Total		255.926.974		257.271.504
Less : Depreciation expense	136.427.904		96.655.914	
less: Absorbed in operating expenses	135.090.922	1.336.981	95.857.507	798.408
Profit after tax		*254.589.993*		*256.473.097*

RESULT'S DISTRIBUTION

	Values EURO 31/03/2002	Values EURO 31/3/2001
Net results for the period	*254.589.993*	*256.473.097*
Plus retained earnings	189.735.700	96.343.069
Less taxes from tax audit	(2.088.038)	(2.626.669)
Total	442.237.654	350.189.497
Less : Income tax	92.516.114	86.912.905
Retain earnings for distribution	349.721.541	263.276.592
Distributed as follows:		
1 Legal reserve	8.103.694	8.478.010
2 *a.Dividends*	*59.764.540*	61.132.588
6 Non taxable reserve	108.655	209.852
6b Reserves on revenues taxed under specific rates	193.446	156.474
8 Retain earnings	281.551.206	193.299.668
	349.721.541	263.276.592

Athens, 24 May 2002

CHAIRMAN OF B.O.D	MANAGING DIRECTOR
SOKRATIS KOKKALIS	GEORGE KORONIAS
FINANCIAL MANAGER	ACCOUNTING MANAGER
DIMITRIOS TSOPELAS	IOANNIS TRANOS

PANAFON TELECOMUNICATIONS S.A
CONSOLIDATED BALANCE SHEET AS OF 31st MARCH 2002 - CURRENCY EURO

ASSETS	Values as of 31/3/02 EURO Aquis.value	Acc.Depr.	Net value	Values as of 31/3/01 EURO Aquis.value	Acc.Depr.	Net value
B. INSTALLATION EXPENSES						
1. Start up expenses	6.532.082	4.639.130	1.892.952	4.204.951	2.287.090	1.917.861
2. Exchange differences on loans						
for fixed assets acqusitions	3.762	3.762				
4. Other	12.604.500	6.049.254	6.555.246	7.805.062	4.925.234	2.879.828
	19.140.343	10.692.146	8.448.198	12.010.013	7.212.325	4.797.689
C. FIXED ASSETS						
I Intangible assets						
1 Development expenses	58.870	30.591	28.279	58.870	18.817	40.053
2. Rights on industrial property	411.569.743	60.011.790	351.557.953	109.755.366	40.611.161	69.144.204
3 Goodwill	21.574.619	2.127.378	19.447.240	3.951.986	790.397	3.161.589
5. Other	96.023.593	34.996.500	61.027.093	62.647.881	18.439.633	44.208.249
	529.226.824	97.166.259	432.060.565	176.414.103	59.860.008	116.554.095
II Tangible assets						
1. Property	1.206.327	0	1.206.327	511.052	0	511.052
3. Building and technical works	190.706.401	84.688.604	106.017.797	166.190.977	70.905.013	95.285.964
4. Machinery-Technical Installation	672.610.754	229.636.298	442.974.456	576.640.877	159.377.615	417.263.262
5. Transportation means	2.505.686	1.860.844	644.842	1.732.848	1.154.459	578.388
6. Furniture and fixtures	119.756.063	59.818.243	59.937.820	95.638.259	36.962.082	58.676.177
7. Down payments for Fixed Assets	16.830.058	0	16.830.058	12.757.380	0	12.757.380
	1.003.615.289	376.003.989	627.611.300	853.471.394	268.399.170	585.072.224
Sub total	1.532.842.114	473.170.249	1.059.671.865	1.029.885.497	328.259.178	701.626.319
III Participation & other long term financial claims						
1a Investments to associates		27.079.466			8.242.326	
1a Investments to third companies		1.212.333			1.669.923	
7. Other long term claims (deposits)		2.599.484	30.891.283		2.413.113	12.325.362
Total fixed assets			1.090.563.148			713.951.681
D. CURRENT ASSETS						
I Stocks						
1. Merchandise		13.106.540			15.916.657	
4 Packing materials		122.505				
5. Down payments to suppliers for stocks		87.974	13.317.020		115.608	16.032.265
II Receivables						
1. Customers		119.184.704			72.244.010	
Bad debts		661.687	118.523.017		155.290	72.088.719
2. Promissory notes						
- Portfolio		137.037			41.003	
- At the bank for collection		0	137.037		16.248	57.251
3. *Delayed promissory notes*			*191.750*			133.983
3a. Post dated cheques			28.117.224			10.381.390
3b. Delayed cheques			1.482.594			1.310.866
5 Shirt term receivables from related companies			418.628			444.491
10. Bad debts		36.690.766			23.557.989	
less: Accruals for bad debts		24.633.707	12.057.060		18.284.117	5.273.873
11. Various debtors			82.240.715			71.546.970
12. Various advances			379.888			1.224.833
			243.547.913			162.462.376
III Securities						
1 Shares		8.004.172	0			6.016.174
3. Various securities		0			12.590.515	
Accrual for devaluation		587.771	7.416.401		471.841	12.118.674
IV Cash and Banks						
1. Cash		493.892			486.279	
3. Bank deposits		6.269.636	6.763.527		16.035.289	16.521.568
Total current assets (DI+DII+DIV)			271.044.862			213.151.056
E. ASSETS TEMPORARY ACCOUNTS						
1. Prepaid expenses		7.140.452			6.569.069	
2. Accrued revenue		37.208.140			69.636.146	
3. Other		12.816.345	57.164.937		705.238	76.910.453
TOTAL ASSETS	(B+C+D+E)		1.427.221.144			1.008.810.879
MEMO ACCOUNTS						
2. *Letter of guarantees*			30.528.353			8.550.119
4. Other			72.990.949			83.040.750
			103.519.303			91.590.869

LIABILITIES	Values EURO 31/03/2002	Values EURO 31/3/2001
A OWN CAPITAL		
I Capital		
1. Paid in capital	179.293.620	150.403.522
(543.314.000 shares of 0,33 Euro)		
II Premium at share capital	65.976.522	55.435.803
III Investment's grants		
Fixed assets revaluation	25.109	25.109
Capital expenditures	13.665	46.467
	38.774	71.577
IV Reserves		
1 Legal reserve	40.423.848	31.826.393
3 Special reserves	0	405.550
4 Other reserves	436.539	435.763
5 Non taxable reserves	6.987.968	5.187.847
less : Goodwill	(12.074.728)	(25.976.749)
	35.773.627	11.878.804
V. Profit and loss account		
Prior years profits	(2.353.548)	(305.300)
Balance of year end Profits brought forward	279.367.490	194.199.939
	277.013.942	193.894.640
VI Reserves to be capitalized	0	22.805.478
IX Minority interest	(712.250)	
Own capital total (AI+AIV+AV)	557.384.236	434.489.824
B ACCRUALS FOR RISKS AND EXPENSES		
1 Employees indemnities	3.986.420	3.301.811
2. *Other*	1.968.358	1.534.103
	5.954.778	4.835.914
C. LIABILITIES		
I. Long term liabilities		
4 Long term liabilities to related companies	422.000.000	0
5. Long term liabilities to associated companies	2.347.762	0
8 *Other long term liabilities*	52.912.860	0
	477.260.622	0
II Short term liabilities		
1. Suppliers	123.725.306	121.802.753
2a Post dated cheques	637.988	2.467.076
3 Short term bank loans	6.940.082	3.609.685
4. Customer's advances	3.329.467	1.039.214
5. Taxes and withhold taxes	121.159.598	94.518.884
6. Insurance organizations	1.321.454	1.389.021
8. Due to associate companies	3.986.295	5.894
9. Due to related companies	24.640.578	248.051.951
10 Dividends payable	60.759.118	61.564.467
11. Other creditors	4.597.538	3.572.487
	351.097.424	538.021.430
Total	828.358.047	538.021.430
D. LIABILITY TEMPORARY ACCOUNTS		
1. Accrued revenue	2.589.829	1.151.555
2. Accrued expenses	32.912.699	30.169.235
3. Other	21.555	142.920
	35.524.083	31.463.710
TOTAL LIABILITIES (A+B+C+D)	1.427.221.144	1.008.810.879
MEMO ACCOUNTS		
2. *Letter of guarantees*	30.528.353	8.550.119
4. Other	72.990.949	83.040.750
	103.519.303	91.590.869

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS OF 31st MARCH 2002 (1/4/01 - 31/3/02)

I Operating results	Values 1/4/01 -31/3/02 EURO		Values 1/4/00-31/3/01 EURO	
Turn over		984.900.655		873.785.250
less: Cost of sales		469.475.873		387.030.812
Gross margin		515.424.783		486.754.438
plus: Other operating revenue		25.014.560		2.880.776
Total		540.439.343		489.635.214
less: *1. Administrative expenses*	85.661.774		69.709.814	
3. Selling expenses	184.395.390	270.057.164	154.215.427	223.925.241
Sub total		270.382.180		265.709.972
plus: 1a. Revenue from associated companies	258.501		229.656	
2.Revenue from repos & commercial papers	179.184		332.144	
3. Profit for investment disposals	155		1.453	
4. Interest income and related revenues	318.435	756.276	402.251	965.504
less: 1. Participation valuation differences	130.174		147.407	
2. Losses from investments	4.553.822		57.583	
3. Interest expenses	17.784.213	22.468.209	17.958.196	18.163.186
Operating results		248.670.246		248.512.290
II ***Plus Non Operating results***				
1. Non operating revenues	1.229.714		2.744.368	
2. Non operating profit	1.400.449		22.068	
3. Prior year's revenue	9.610.624		6.686.659	
4. Revenue related to prior year accruals	1.185.437	13.426.223	5.105.384	14.558.479
less: 1. Non operating expenses	1.810.916		2.295.945	
2. Non operating losses	2.615.620		1.219.956	
3. Prior year's expenses	449.446		301.663	
4 Provision for extraordinery risks	1.216.732	6.092.715	0	3.817.565
Total		256.003.754		259.253.205
Less : Depreciation expense	149.297.770		103.005.567	
less: Absorbed in operating expenses	(147.960.788)	1.336.981	(102.195.945)	809.622
Net results before income taxes		254.666.772		258.443.582
Less: Previous years taxes from tax audit		2.088.038		2.626.669
Less: Income tax payable		95.610.843		87.751.825
Profit after tax		156.967.891		168.065.088

NOTES

1. Due to the merger with absorption of NEXTNET SA and PANAFON MULTIMEDIA, the Balance Sheet and Profit and Loss account, for the financial year 1/4/2001-31/3/2002 includes the financial statements of the above-mentioned companies. This prohibits the comparison between this financial year and the previous one. In detail the current financial year's P+ L statement includes the months results of NEXTNET and PANAFON MULTIMEDIA for the period 1/7/2001-31/3/2002 since transformation date of the Balance Sheet was set for 30/6/2001.

2. The consolidated Balance Sheet includes the following subsidiaries apart from the ones mentioned above – Panafon Services SA and Ideal Telecom, with full consolidation method, and Mobitel SA, Stellakos SA, Papistas SA, Panafon International Holdings BV, E-Unifon SA,, ACOM SA, BE-Business Exchange, Vizzavi Hellas και Business Cosmos SA with equity method.

3. The company evaluated commercial papers included in investments, according to the tax element code to the acquisition cost of Euro 5.626.972. According to law 2190/1920 an equal amount should have been accrued by charging the profit and loss account.

4. Pending: The hearing of the suit Panafon SA against Germanos SA and Stet SA, as well as the suit of Germanos against Panafon SA. More details to the appendage.

Athens, 24 May 2002

CHAIRMAN OF B.O.D	MANAGING DIRECTOR
SOKRATIS KOKKALIS	GEORGE KORONIAS
FINANCIAL MANAGER	ACCOUNTING MANAGER
HARALAMBOS MAZARAKIS	IOANNIS TRANOS